Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G with respect to the ordinary shares, par value of $0.00002 per share, of DiDi Global Inc., a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 2, 2025.

Will Wei Cheng	/s/ Will Wei Cheng

Xiaocheng Investments Limited	By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director